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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

CENTRAL GOLDTRUST
(Name of Subject Company)

SPROTT ASSET MANAGEMENT LP
SPROTT ASSET MANAGEMENT GOLD BID LP
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
SPROTT PHYSICAL GOLD TRUST
(Offerors)
(Names of Filing Persons)

UNITS
(Title of Class of Securities)

153546106
(Cusip Number of Class of Securities)

Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1
(416) 362-7172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirstin H. McTaggart Sprott Asset Management LP Suite 2700, South Tower Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1 (416) 362-7172	Christopher J. Cummings, Esq.
Edwin S. Maynard, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, Ontario, Canada M5K 1J3
(416) 504-0520	John Ciardullo, Esq. Mikhel Voore, Esq. Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$814,900,275	$162,980.06

*
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$42.225, which is the average of the high and low sale prices of Central GoldTrust units as reported on the NYSE MKT on May 20, 2015, and (ii) 19,299,000 Central GoldTrust units in the aggregate that may be received by Sprott Physical Gold Trust or cancelled in the transaction described herein.

**
The amount of the filing fee was calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,691.41	Filing Party: Sprott Physical Gold Trust
Form or Registration No.: Form F-10	Date Filed: May 27, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 9 (this "Amendment No. 9") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on May 27, 2015 (the "Schedule TO") by (i) Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario (the "Offeror") and owned and controlled by Sprott Asset Management LP (the "Manager"), the manager of Sprott Physical Gold Trust (the "Trust"), a closed-end mutual fund trust established under the laws of the Province of Ontario; (ii) the General Partner (as defined below); (iii) the Manager and (iv) the Trust. The only limited partner of the Offeror is the Manager, and the only general partner of the Offeror is Sprott Asset Management Gold Bid GP Inc., a wholly owned subsidiary of the Manager (the "General Partner"). The Schedule TO, as amended, and this Amendment No. 9 relate to the offer to purchase (the "Offer") by the Offeror all of the issued and outstanding units (the "Units") of Central GoldTrust ("GTU"), a trust established under the laws of the Province of Ontario (NYSE MKT: GTU / TSX: GTU-U), in exchange for units of the Trust, upon the terms and subject to the conditions set forth in the Offeror's offer and circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, and the Notice of Extension and Variation, dated July 7, 2015 (each, a "Notice of Extension and Variation" and, collectively, the "Offer and Circular"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(xviii), (a)(1)(xxiv) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer Documents"). The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

1.
Extension of the Offer

        By notice to the Depositary given on July 7, 2015, the Offeror has extended the time for deposits of GTU Units from 5:00 p.m. (Toronto time) on July 10, 2015 to 5:00 p.m. (Toronto time) on August 7, 2015. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular (found on page 77 thereof) is hereby deleted and replaced by the following:

  "Expiry Date" means August 7, 2015, or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer."

        In addition, all references to: (a) "5:00 p.m. (Toronto time) on July 10, 2015" in the Original Offer and Circular are amended to refer to "5:00 p.m. (Toronto time) on August 6, 2015"; (b) "July 9, 2015" in the Original Offer and Circular are amended to refer to "August 6, 2015"; and (c) "July 8, 2015" in the Original Offer and Circular are amended to refer to "August 5, 2015".

2.
Other Amendments to the Original Offer and Circular

        By notice to the Depositary given on July 7, 2015, the Offeror has amended and restated certain portions of the Original Offer and Circular as follows:

  •
  The first sentence of the first paragraph under the heading "If I make the Exchange Offer Election or the Merger Election, when will I receive the consideration for my GTU Units? — Exchange Offer Electing GTU Unitholders" on page 6 of the Original Offer and Circular, and the first sentence of the first paragraph under the heading "If I make the Exchange Offer Election or the Merger Election, when will I receive the consideration for my GTU Units? — Merger Electing GTU Unitholders" on page 7 of the Original Offer and Circular are hereby amended to replace the phrase "as soon as practicable" with the word "promptly".

  •
  The first paragraph under the heading "Take-Up and Payment for Tendered GTU Units" on page 17 of the Original Offer and Circular is hereby deleted and replaced by:

            "If all the conditions of the Offer described in Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by the Offeror at or prior to the Expiry Time, the

    Offeror will become obligated to take up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time; and will pay for GTU Units taken up promptly thereafter, but in any event not later than three business days after taking up the Tendered GTU Units. By taking up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time and paying for such Tendered GTU Units promptly thereafter, the Offeror will comply with the requirement under Canadian Securities Laws to take up such Tendered GTU Units within ten days following the Expiry Time and paying for such Tendered GTU Units within three business days following take-up thereof."

  •
  The following sentence is hereby added to the end of the first paragraph under the heading "Can the Expiry Time for the Offer be extended?" on page 6 of the Original Offer and Circular, to the end of the first paragraph under the heading "Time for Acceptance" on page 12 of the Original Offer and Circular, and to the end of the first paragraph under the heading "Time for Deposit" on pages 21 and 22 of the Original Offer and Circular:

            "There will be no subsequent offering period (as such term is used in Rule 14d-11 of the U.S. Exchange Act) following the Expiry Time."

  •
  The following sentence is hereby added to the end of the fifth paragraph under the heading "General" on page 24 of the Original Offer and Circular, and immediately following the first sentence of the fourth paragraph under the heading "Other Terms of the Offer" on page 36 of the Original Offer and Circular:

            "Nothing in the Offer and Circular or the Letter of Transmittal, each as amended, shall limit the jurisdiction of a court of competent jurisdiction as to all questions of, and challenges regarding, interpretation and application of the terms and conditions of the Offer and Circular and the Letter of Transmittal."

  •
  The sixth paragraph under the heading "Manner of Acceptance — General" on page 24 of the Original Offer and Circular is hereby deleted.

  •
  The second paragraph under the heading "Manner of Acceptance — Special Resolutions in connection with the Merger Transaction" on page 16 of the Original Offer and Circular, the third paragraph under the heading "Manner of Acceptance — Power of Attorney" on page 25 of the Original Offer and Circular and the first two paragraphs under the heading "Merger Transaction — Right to Withdraw GTU Units in Respect of Which a Merger Election Has Been Made" on page 55 of the Original Offer and Circular are each hereby deleted and replaced with:

            "The Offeror intends to use the Special Resolutions Power of Attorney at 4:58 p.m. (Toronto time) on the Expiry Date in order to pass the Special Resolutions."

  •
  The phrase "unless all of the following conditions are satisfied or waived by the Offeror (in its sole discretion) at or before the Expiry Time" in the first sentence of the first paragraph under the heading "Conditions of the Offer" on page 26 of the Original Offer and Circular is hereby deleted and replaced with:

            "unless all of the following conditions are waived by the Offeror (in its sole discretion) or satisfied at or before the Expiry Time."

  •
  The third sentence of the second paragraph under the heading "Conditions of the Offer" on page 29 of the Original Offer and Circular is hereby deleted and replaced with:

            "The Offeror may waive any of the foregoing conditions with respect to the Offer in its reasonable discretion, in whole or in part, at any time and from time to time, until the Expiry Time, without prejudice to any other rights that the Offeror may have."

  •
  The second paragraph under the heading "Extension, Variation or Change of the Offer" on pages 29 and 30 of the Original Offer and Circular is hereby deleted and replaced with:

            "Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the terms of the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, Canada and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth under "Notices and Delivery" in Section 9 of the Offer, to any GTU Unitholders whose Deposited GTU Units have not been taken up prior to the extension or variation. The Offeror shall, promptly after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation. The Offeror will promptly file with the SEC a copy of such public announcement as an exhibit to its tender offer statement on Schedule TO and to its registration statement on Form F-10. In addition, the Offeror will provide a copy of such notice to the TSX, NYSE MKT and the applicable Securities Regulatory Authorities. Any notice of extension or variation will be deemed to have been given and the Offer deemed to be extended or varied in accordance with such notice effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario, Canada."

  •
  The following sentence is hereby added immediately following the first sentence of the fourth paragraph under the heading "Extension, Variation or Change of the Offer" on page 30 of the Original Offer and Circular:

            "The Offeror will also report any change in the information contained in the Offer or the Circular, as amended from time to time, by promptly filing with the SEC an amendment to its tender offer statement on Schedule TO and to its registration statement on Form F-10."

  •
  The first two paragraphs under the heading "Take-Up of and Payment for Tendered GTU Units" on page 31 of the Original Offer and Circular are hereby deleted and replaced with:

            "Upon the terms and subject to the conditions of the Offer (including the conditions specified in Section 4 of the Offer, "Conditions of the Offer"), the Offeror will take up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time and will pay for GTU Units so taken up promptly thereafter, but in any event not later than three business days after taking up the Tendered GTU Units. The Offeror will be deemed to have taken up and accepted for payment Tendered GTU Units validly deposited and not properly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing, to the Depositary at its offices in Toronto, Ontario, Canada to that effect. By taking up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time and paying for such Tendered GTU Units promptly thereafter, the Offeror will comply with the requirement under Canadian law to take up such Tendered GTU Units within ten days following the Expiry Time and paying for such Tendered GTU Units within three business days following take-up thereof.

            Subject to applicable Law (including Rule 14e-1(c) of the U.S. Exchange Act, which requires an offeror to pay the offer consideration promptly upon expiration of the offer), the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, to delay taking up and paying for any GTU Units or to terminate the Offer and not take up or pay for any GTU Units pursuant to the Offer if any condition specified in

    Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto, Ontario, Canada. Subject to applicable Law (including Rule 14e-1(c) of the U.S. Exchange Act, which requires an offeror to pay the offer consideration promptly upon expiration of the offer), the Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for GTU Units in order to comply, in whole or in part, with any applicable Law. The Offeror's current intention is to complete the Merger Transaction immediately following and conditional on take-up of and payment for Tendered GTU Units under the Offer. Accordingly, a delay in taking up and paying for any GTU Units may delay or impede the completion of the Merger Transaction."

  •
  The second paragraph under the heading "Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust and of the Canadian Securities Regulatory Regime for Investment Funds and Public Companies — PHYS Trust Agreement and GTU Declaration of Trust — Meetings of Unitholders" on page 54 of the Original Offer and Circular is hereby deleted and replaced with:

            "PHYS Unitholders holding PHYS Units representing in aggregate not less than 50% of the Net Asset Value of Sprott Physical Gold Trust may requisition a meeting of PHYS Unitholders by giving a written notice to the Manager or the PHYS Trustee setting out in detail the reason(s) for calling and holding such a meeting. Unless otherwise required under applicable Laws or stock exchange rules, Sprott Physical Gold Trust need only hold meetings of PHYS Unitholders as described in the previous sentence and is not required to hold annual or other periodic meetings and has not held a meeting of PHYS Unitholders since its inception in late 2009. GTU Unitholders holding at least 10% of the GTU Units may requisition the GTU Trustees to call a special meeting of GTU Unitholders by giving notice to the GTU Trustees setting out in detail the reason(s) for calling and holding such a meeting. Pursuant to the GTU Declaration of Trust, annual meetings of GTU Unitholders must be called on a day on or before June 30 in each year at which the business transacted is required to include the presentation of the audited financial statements of GTU for the immediately preceding fiscal year, the appointment of the GTU Trustees for the ensuing year by a resolution approved by a majority of the votes cast at such meeting of GTU Unitholders, the appointment of auditors for the ensuing year and authorizing the GTU Trustees to fix auditor remuneration."

  •
  The following sentences are hereby added to the end of the first paragraph under the heading "Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust and of the Canadian Securities Regulatory Regime for Investment Funds and Public Companies — Canadian Securities Regulatory Regime for Investment Funds and Public Companies" on page 54 of the Original Offer and Circular:

            "Investment funds are not required to have a governing board and instead must have a manager and an independent review committee, which are subject to prescribed criteria and disclosure obligations under applicable Canadian Securities Laws. Under such Securities Laws, a manager, in exercising its powers and discharging its duties related to the management of the investment fund, must (a) act honestly and in good faith, and in the best interests of the investment fund, and (b) exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Such requirement is substantially similar to the requirement of GTU Trustees under section 9.5 of the GTU Declaration of Trust. In addition, an investment fund's independent review committee must consist of at least three members and all members of the independent review committee must be independent, meaning that, among other things, such member has no material relationship with the manager, the investment fund, or an entity related to the manager. An investment fund's independent review committee is required to review certain matters, including any situation where a reasonable person would consider a manager, or an entity related to the manager, to have an interest that may conflict with the manager's ability to act in good faith and in the best interests of the investment fund."

  •
  The third sentence of the first paragraph on the cover page of the Original Offer and Circular, the second sentence of the first paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular, the first sentence of the fourth paragraph under the heading "What is the Offeror proposing? — Exchange Offer Election and Merger Election" on page 1 of the Original Offer and Circular, the second sentence of the first paragraph under the heading "The Offer and Merger Transaction" on page 10 of the Original Offer and Circular, and the second sentence of the second paragraph under the heading "The Offer and the Merger Transaction — The Offer, the Exchange Offer Election and the Merger Election" on page 20 of the Original Offer and Circular are hereby amended to replace the phrase "for U.S. and Canadian income tax purposes" with "for Canadian income tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes".

  •
  The second sentence of the first paragraph under the heading "What securities are being sought in the Offer?" on page 5 of the Original Offer and Circular is hereby deleted and replaced with:

            "The Offeror is also making available the Merger Election whereby GTU Unitholders will have the opportunity to exchange their GTU Units for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio on a tax-deferred basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes."

  •
  The first paragraph under the heading "The Offer and the Merger Transaction — The Merger Transaction" on page 20 of the Original Offer and Circular is hereby deleted and replaced with:

            "GTU Unitholders that elect the Merger Election can exchange their GTU Units for PHYS Units on a tax-deferred basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian income tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes."

  •
  The first sentence of the first paragraph under the heading "Merger Transaction" on page 54 of the Original Offer and Circular is hereby deleted and replaced with:

            "If the Merger is completed, GTU Unitholders that make a Merger Election and Non-Depositing GTU Unitholders will receive PHYS Units in exchange for their GTU Units on a tax-deferred "roll-over" basis for Canadian income tax purposes pursuant to the mechanics of the Merger, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes."

  •
  The fourth sentence of the third paragraph under the heading "Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Ownership and Disposition of PHYS Units Received Pursuant to the Exchange Offer Election and the Merger Transaction — Taxation of U.S. Holders Making a Timely QEF Election" on page 68 of the Original Offer and Circular is hereby deleted and replaced with:

            "No income inclusion would be required if no gain is recognized by the Trust from such dispositions or deemed dispositions, and U.S. Holders who have made a QEF Election have not historically been required to include a material amount of gain from such dispositions or deemed dispositions in their income. The Trust believes it can manage the tax consequences of its redemption feature by specifically identifying higher tax basis gold bullion in satisfying any redemption requests. By specifically identifying high tax basis gold bullion, the Trust can minimize taxable gain, if any, to non-redeeming U.S. Holders."

3.
Time for Deposit

        The Offer is now open for deposits of GTU Units until 5:00 p.m. (Toronto time) on August 7, 2015, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror, in accordance with Section 2 of the Offer, "Extension, Variation or Change of the Offer", unless the Offer is withdrawn by the Offeror. The Expiry Time may be subject to multiple extensions. If the Offeror elects or is required to extend the Expiry Time for the Offer, it will publicly announce the variation, the new expiration time and date no later than 9:00 a.m. (Toronto time) on the first business day after the previously scheduled expiration of the Offer and, if required by applicable Law, the Offeror will mail you a copy of the notice of variation.

4.
Recent Developments.

        On June 24, 2015, GTU announced that it had commenced a legal proceeding involving the Offeror, Sprott Physical Gold Trust and the Manager in the Ontario Superior Court seeking various declarations with respect to the Offer and certain purported amendments to the GTU Declaration of Trust, as well as an order enjoining the Offer. The Offeror, Sprott Physical Gold Trust and the Manager believe such legal proceeding is wholly without merit, are opposing it, and have issued a counter-application to, among other things, challenge the GTU Trustees' authority to make the purported amendments to the GTU Declaration of Trust. In connection with the legal proceeding, undertakings have been given that the Offeror, Sprott Physical Gold Trust and the Manager will not, pending the hearing of the application on July 29, 2015: (a) take-up or pay for any GTU Units deposited under the Offer; or (b) take any steps to exercise any rights or powers (including to vote) under the powers of attorney or proxies granted in connection with the deposit of GTU Units under the Offer.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

        (a)(1)(xxiii)* Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).

        (a)(1)(xxiv) Notice of Extension and Variation, dated July 7, 2015.

        See Exhibit Index.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2015

SPROTT ASSET MANAGEMENT GOLD BID LP By Sprott Asset Management Gold Bid GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT GOLD BID GP INC.
By:	/s/ JOHN WILSON Name: John Wilson Title: President
SPROTT ASSET MANAGEMENT LP By Sprott Asset Management GP Inc., its general partner
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer
SPROTT PHYSICAL GOLD TRUST By Sprott Asset Management LP, as manager of the Trust
By:	/s/ JOHN WILSON Name: John Wilson Title: Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)**	Offer and Circular, dated May 27, 2015.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)*	Press Release dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(iv)*	Video Transcript dated April 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 23, 2015).
(a)(1)(v)*	Letter from the CEO of the Trust to the Trust's unitholders, dated April 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 24, 2015).
(a)(1)(vi)*	Press Release dated April 28, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on April 28, 2015).
(a)(1)(vii)*	Press Release dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(viii)*	Investor Relations Presentation dated May 27, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(ix)*	Contents of website related to the Offer (incorporated by reference to the Trust's filing pursuant to Rule 425 on May 27, 2015).
(a)(1)(x)**	Form of Merger Agreement by and among the Trust, the Offeror and GTU.
(a)(1)(xi)*

The Annual Information Form of the Trust for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to the Trust's Form 40-F (Commission File No. 001-34638) filed with the Commission on March 30, 2015 (the "Form 40-F")).

(a)(1)(xii)*

The annual audited consolidated financial statements of the Trust for the years ended December 31, 2014 and December 31, 2013 and notes and the auditor's report in respect thereof, and management's report of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to the Form 40-F).

(a)(1)(xiii)*

The unaudited interim financial statements of the Trust for the three months ended March 31, 2015 and management's report of fund performance for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.1 to the Trust's Form 6-K (Commission File No. 001-34638) filed with the Commission on May 11, 2015.

(a)(1)(xiv)**	Soliciting script dated June 1, 2015.
(a)(1)(xv)**	Q&A dated June 3, 2015.
(a)(1)(xvi)**	Press release dated June 11, 2015.
(a)(1)(xvii)*	Press release dated June 22, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 22, 2015).
(a)(1)(xviii)**	Notice of Extension and Variation, dated June 22, 2015.
(a)(1)(xix)*	Press release dated June 23, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 23, 2015).
(a)(1)(xx)*	Letter from the Manager to GTU Unitholders, dated June 24, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 24, 2015).

Index No.
(a)(1)(xxi)*	Email from the Manager to certain financial institutions, dated June 25, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 25, 2015).
(a)(1)(xxii)*	Press release dated June 29, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on June 29, 2015).
(a)(1)(xxiii)*	Press release dated July 7, 2015 (incorporated by reference to the Trust's filing pursuant to Rule 425 on July 7, 2015).
(a)(1)(xxiv)	Notice of Extension and Variation, dated July 7, 2015.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Incorporated by reference.
**
Previously filed.

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SIGNATURE